SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Carlos García-Moreno
Chief Financial Officer
carlos.garciamoreno@amovil.com

Paulina Amieva Gérard
Investor Relations Office
paulina.amieva@amovil.com

AMÉRICA MÓVIL’S FIRST QUARTER OF 2006 FINANCIAL AND OPERATING REPORT

Mexico City, May 2, 2006 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2006.

  América Móvil’s subscriber base topped 100.6 million in March, after net subscriber additions of 7.3 million in the first quarter. These exceeded the ones seen a year before by almost 40%, making it the best first quarter on record.

  Colombia continued to lead the group in terms of net additions, with 2.1 million, followed by Mexico, with 1.7 million; Brazil, with 787 thousand; and the U.S., with 767 thousand. In practically all our operations first quarter net additions exceeded those of the same period of 2005.

  First quarter revenues totaled 51 billion pesos, 26.4% more than a year before. Service revenues were up 29.0% annually and 4.6% sequentially, having increased sequentially in almost all of our subsidiaries.

  Our EBITDA margin reached 36.2% in the quarter and was nearly four percentage points higher than that of the previous year. EBITDA came in at 18.3 billion pesos, representing an increase of 19.8% quarter-over- quarter and of 40.7% year-on-year.

  Operating profits rose 50.9% over the previous year, to 12.4 billion pesos. They were equivalent to almost 25.0% of our revenues.

  América Móvil generated a net profit of 9.9 billion pesos in the quarter, more than twice as large as the one observed in the same period of 2005. Profits represented 28 pesos cents per share and 52 dollar cents per ADR.

  Net debt came down by 5.7 billion pesos in the period, thanks to strong cash generation and, to a more limited extent, foreign exchange gains. Capital expenditures totaled 6.5 billion pesos, and share buybacks and dividends, 2.3 billion pesos.

  The Annual Shareholders’ Assembly approved a dividend payment of 0.10 pesos per share to be paid in a single installment in July 2006.

  Towards the end of April, América Móvil obtained a five-year syndicated loan in the amount of US$ 2 billion.

América Móvil Fundamentals
Constant Mex$

	1Q06	1Q05

EPS (Mex$)(1)	0.28	0.13
Earnings per ADR (US$)(2)	0.52	0.23
Net Income (millions of Mex$)	9,946	4,645
EBITDA (millions of Mex$)	18,349	13,039
EBIT (millions of Mex$)	12,389	8,210

Shares Outstanding (billion)(3)	36.15	36.69
ADRs Equivalent (billion)(3)	1.81	1.83

(1) Net Income / Total Shares outstanding
(2) 20 Shares per ADR
(3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

During the first quarter of 2006 we have continued reducing the effective tariffs on voice airtime, both in nominal and real terms, in all of our markets. On average, tariffs in our Latin American operations are 56% lower than the average tariffs of the 30 countries that make up the OECD. Falling airtime prices, together with handset subsidies, have been key in stimulating the rise in wireless penetration in the region.

In Mexico our effective price per minute (voice) was equivalent to 1.48 pesos (13.6 dollar cents) at the end of March, having fallen by 9.6% in constant peso terms over the last 12-months and by 50.7% over the last five years. It now stands as one of the five lowest amongst OECD countries(2).

For the most part (93%), the Mexican wireless market is based on the prepaid model, an important difference relative to practically all other OECD countries, including the U.S., where the prepaid segment is only 11% of the wireless market. Because of this, in comparing effective rates with the U.S. (which has the lowest tariffs within the OECD), for instance, adjustments must be made to allow for the effects of lower subsidies on handset prices and the non-existence of the calling-party-pays system in that market, which results in greater costs to subscribers on incoming calls. In the prepaid market itself, tariffs in Mexico are lower than in the United States.

The main Latin American countries have attained penetration rates of approximately 50% of the population. Penetration rates will continue to increase to the extent that the growth rates of the economies and the levels of employment lead to improvements in the purchasing power of the population. These would not only result in more clients; they would lead to greater consumption levels of our telecom services, including voice but also data services, such as short messages and a broad variety of new products.

Towards the end of April, América Móvil celebrated its Annual Shareholders’ Assembly, which approved the company’s financial statements for the year 2005 and decreed the payment of a dividend of 0.10 pesos per share. The dividend will be paid in one installment in July 2006.

In the same month, an agreement was reached with Verizon Communications to acquire its ownership interests in Verizon Dominicana (100%), Telecomunicaciones de Puerto Rico Inc. (52%) and CANTV (28.51%), the latter through a joint venture equally owned with Telmex. The purchase prices for these stakes are US$ 2.06 billion, US$ 939 million and US$ 676.6 million, respectively.

In Chile our subsidiary Smartcom obtained 25 MHz of spectrum in the 800 MHz band through an auction. It will be used for the new GSM network the company is rolling out, which can work on both the 850 and 1900 MHz frequencies.

América Móvil closed in April a U.S.$2 billion syndicated loan. The loan has a tenor of five years, with one amortization payment at maturity. The interest rate on the loan is Libor plus 0.25% . Earlier, in February, América Móvil, through its Colombian subsidiary Comcel, issued a 10 year note in the Colombian market. The note, denominated in Colombian pesos, carries a coupon of 7.59% . The issue amount was the equivalent of US$ 200 million.

América Móvil's Subsidiaries & Affiliate as of March 2006

			Equity Participation
Country	Company	Business		Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	98.9%	Global Consolidation Method
- Chile	Smartcom	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.2%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	ACT*	wireless, wireline	99.1%	Global Consolidation Method
- Honduras	Megatel	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	AMX Paraguay	wireless	100.0%	Global Consolidation Method
- Peru	América Móvil Perú	wireless	100.0%	Global Consolidation Method
- Uruguay	CTI	wireless	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	45.0%	Equity Method

* AMX owns through ACT and directly 99% of Telgua, which owns 100% of the wireless subsidiaries Sercom in Guatemala and Nicaragua.

Subscribers

América Móvil’s subscriber base reached 100 million subscribers at the end of March, as the company gained 7.3 million wireless subscribers in the first three months of 2006, 39% more than in the same period a year before. Our lines total 102.6 million considering the fixed lines we have in Central America.

The pace of subscriber growth continued strong throughout the region, as shown by the 7.8% sequential increase in our subscriber base. In the larger countries, Mexico and Brazil, it expanded at a pace of approximately 4.5% quarter-over-quarter—which resulted in 1.7 million and 787 thousand net subscriber additions respectively—whereas in those where we have our smaller operations by subscribers, Uruguay and Paraguay, it grew at a rate of more than 30% sequentially.

The Andean region continued growing at a brisk pace. In Colombia, which had net additions of 2.1 million in the quarter, our subscriber base reached almost 16 million subscribers by the end of March. This represented a sequential increase of 15.3% . In Peru it expanded at a similar pace (13%), gaining 261 thousand clients to finish the quarter with 2.2 million subscribers. And in Ecuador, net additions amounted to 400 thousand subscribers, for a 10% sequential increase.

Argentina finished the quarter with 7.3 million subscribers, 10.2% more than in December, having obtained 677 thousand clients in the period. In Chile we ended the quarter with 1.9 million subscribers.

The consolidated subscriber base in Central America reached 4.4 million wireless subscribers, after gaining 436 thousand new clients in the first quarter. Honduras and Nicaragua experienced the faster rates of sequential growth within their region, nearly 16%. Together with 2.0 million fixed lines, our operations in Central America have a combined total of 6.4 million lines.

Subscribers as of March 2006

Thousands

	Total(1)					Equity (2)

Country	Mar'06	Dec'05	Var.%	Mar'05	Var.%	Mar'06	Dec'05	Var.%	Mar'05	Var.%

Mexico	37,587	35,914	4.7%	30,629	22.7%	37,587	35,914	4.7%	30,629	22.7%

Brazil	19,446	18,659	4.2%	14,292	36.1%	19,000	18,354	3.5%	14,082	34.9%

Argentina	7,304	6,627	10.2%	4,091	78.6%	7,304	6,627	10.2%	4,091	78.6%
Chile	1,942	1,884	3.1%	1,602	21.3%	1,942	1,884	3.1%	0	n.m.
Paraguay	231	172	34.0%	100	130.7%	231	172	34.0%	0	n.m.
Uruguay	219	168	30.6%	36	n.m.	219	168	30.6%	36	n.m.

Colombia	15,879	13,775	15.3%	7,022	126.1%	15,752	13,664	15.3%	6,966	126.1%
Ecuador	4,500	4,100	9.8%	2,636	70.7%	4,500	4,100	9.8%	2,636	70.7%
Peru	2,211	1,950	13.4%	1,277	73.1%	2,211	1,950	13.4%	0	n.m.

El Salvador	958	859	11.6%	597	60.4%	917	822	11.6%	571	60.6%
Guatemala	2,065	1,912	8.0%	1,453	42.1%	2,046	1,895	8.0%	1,440	42.1%
Honduras	495	427	15.9%	238	107.5%	495	427	15.9%	238	107.5%
Nicaragua	864	748	15.6%	494	74.9%	857	742	15.6%	489	75.2%

U.S.A.	6,902	6,135	12.5%	4,851	42.3%	6,777	6,024	12.5%	4,763	42.3%

Total Wireless	100,604	93,329	7.8%	66,339	51.7%	99,839	88,737	12.5%	65,941	51.4%

El Salvador	817	808	1.0%	789	3.5%	782	774	1.0%	755	3.6%
Guatemala	963	953	1.1%	917	5.0%	954	944	1.1%	908	5.0%
Nicaragua	244	235	3.7%	219	11.4%	242	233	3.7%	217	11.6%

Total Fixed	2,023	1,996	1.4%	1,925	5.1%	1,978	1,951	1.4%	1,880	5.2%

Total Lines	102,627	95,325	7.7%	68,263	50.3%	101,817	90,688	12.3%	67,821	50.1%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.
(2) Includes total subscribers weighted by the economic interest held in each company.

n.m. not meanignful

In the United States, Tracfone added 767 thousand subscribers in the period, ending the quarter with close to seven million subscribers. Net additions were up 68% relative to the ones obtained in the same period of 2005.

América Móvil Consolidated

With 7.3 million net subscriber additions, the first quarter of 2006 was our best first quarter ever in terms of subscriber growth. But whereas subscriber growth remains strong in absolute terms, it has begun to decelerate in relative terms from the highs that most operations observed in 2005.

Revenues topped 50.7 billion pesos in the quarter, expanding 26.4% year-on-year on the back of 29.0% service-revenue growth. Service revenues were up 4.6% in the quarter, as almost all operations registered increases in service revenues relative to the last quarter of 2005. These were particularly important in the U.S., where the sequential increase was 14.4%; in Colombia, where it was 10.3%; and in Argentina, where it reached 6.9% .

With revenues expanding at a brisk pace and subscriber growth decelerating in relative terms, subscriber acquisition costs have tended to decline relative to revenues, bringing about better EBITDA margins in practically all our operations. This means that the effort in EBITDA terms associated with maintaining a given level of subscriber growth has come down and will likely continue to fall if current trends remain in place.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	1Q06	1Q05	Var.%

Service Revenues	43,314	33,584	29.0%
Equipment Revenues	7,411	6,554	13.1%

Total Revenues	50,724	40,138	26.4%
Cost of Service	9,786	7,924	23.5%
Cost of Equipment	12,676	10,759	17.8%
Selling, General & Administrative Expenses	9,913	8,416	17.8%

Total Costs and Expenses	32,375	27,099	19.5%
EBITDA	18,349	13,039	40.7%
% of Total Revenues	36.2%	32.5%
Depreciation & Amortization	5,960	4,829	23.4%
EBIT	12,389	8,210	50.9%
% of Total Revenues	24.4%	20.5%

Net Interest Expense	1,098	996	10.2%
Other Financial Expenses	-112	339	-133.1%
Foreign Exchange Loss	-1,175	-37	n.m.
Monetary Result	-780	-858	9.1%

Comprehensive Financing Cost (Income)	-970	441	-320.0%
Other Income and Expenses	-69	26	-365.2%
Income & Deferred Taxes	3,479	3,060	13.7%

Net Income before Minority Interest and Equity	9,949	4,683	112.5%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	-21	31	-166.6%
Minority Interest	24	6	298.1%

Net Income	9,946	4,645	114.1%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Mar'06	Dec'05	Var.%	Mar'05	Var.%		Mar'06	Dec'05	Var.%	Mar'05	Var.%

Current Assets						Current Liabilities
Cash & Securities	23,699	12,902	83.7%	16,041	47.7%	Short Term Debt**	21,585	17,167	25.7%	5,573	287.3%
Accounts Receivable	29,925	31,131	-3.9%	19,953	50.0%	Accounts Payable	53,367	57,585	-7.3%	32,126	66.1%
Other Current Assets	5,471	3,624	51.0%	4,352	25.7%	Other Current Liabilities	16,388	15,292	7.2%	12,950	26.5%

Inventories	11,707	13,074	-10.5%	8,846	32.3%		91,341	90,044	1.4%	50,649	80.3%

	70,803	60,732	16.6%	49,192	43.9%

Long-Term Assets
Plant & Equipment	114,155	112,892	1.1%	90,084	26.7%
Investments in Affiliates	557	490	13.6%	684	-18.5%	Long-Term Liabilities
						Long Term Debt	53,493	52,014	2.8%	54,956	-2.7%
Deferred Assets						Other Liabilities	3,605	3,632	-0.7%	7,089	-49.1%

Goodwill (Net)	12,478	12,360	1.0%	10,081	23.8%		57,098	55,646	2.6%	62,045	-8.0%
Brands, Patents & Licenses	39,373	37,934	3.8%	35,417	11.2%
Deferred Assets	7,269	7,748	-6.2%	9,336	-22.1%
						Shareholder's Equity	96,196	86,466	11.3%	82,098	17.2%

Total Assets	244,635	232,156	5.4%	194,793	25.6%	Total Liabilities and Equity	244,635	232,156	5.4%	194,793	25.6%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

At 18.3 billion pesos, EBITDA was up 19.8% in the quarter and 40.7% relative to the same period a year before, reflecting among other things cost control policies. The EBITDA margin climbed nearly 4 percentage points relative to the first quarter of 2005, to 36.2%, even as net subscriber additions were almost 40% greater year-on-year. Noteworthy were the improvements in EBITDA margins observed over the same period in Mexico, Argentina, Brazil, and in Colombia. In the U.S. the EBITDA margin was down over the period, but net additions were up 68% over the first quarter of 2005.

Operating profits rose to 12.4 billion pesos, nearly 25.0% of revenues, having increased by 35.8% quarter-over-quarter and 50.9% annually.

A comprehensive financing income of 970 million pesos was obtained in the quarter, as foreign exchange gains more than offset net interest expenses. These gains arose from the appreciation of the Brazilian real and the depreciation of the Mexican peso vis-à-vis the U.S. dollar observed in the first quarter.

Altogether, América Móvil generated a net profit of 9.9 billion pesos in the quarter, which more than doubles the one obtained a year before. It represents 28 peso cents per share, or 52 dollar cents per ADR. Adjusting for the stock split that took place last July, net income per share was up by 117.3% year-on-year and, per ADR, by 129.5% .

Financial Debt of América Móvil
Millions of U.S. dollars

	Mar'06	Mar'05

Peso - denominated debt	2,787	1,489
Bonds and other securities	1,397	1,191
Banks and other	1,390	298
U.S. Dollar - denominated debt	3,523	3,648
Bonds and other securities	3,093	3,201
Banks and other	430	447
Debt denominated in other currencies	545	222
Bonds and other securities	392	196
Banks and other	153	26
Total debt	6,855	5,359

Short-term debt and current portion of long-term debt	1,971	494
Long-term debt	4,884	4,866

América Móvil’s net debt was down 5.7 billion pesos in the quarter, to 51.4 billion pesos, partly stemming from foreign exchange gains but mostly resulting from our strong cash generation, which was more than sufficient to fully cover our capital expenditures—6.5 billion pesos—and our share-buybacks and dividend payments, which together amounted to 2.3 billion pesos in the quarter.

Mexico

Telcel’s subscriber base reached 37.6 million at the end of March 2006, 22.7% more than a year ago and 4.7% more than the previous quarter. Net additions of 1.7 million were only slightly below those registered in the same period of the previous year.

Revenues reached 24.4 billion Mexican pesos in the first quarter of 2006, up 18.6% from the same period a year ago. Service revenues climbed 19.2% year-on-year, ahead of equipment revenues, which grew at an annual rate of 15.4% . The average revenue per user during the period fell 3.6% in real terms but minutes of use picked-up 2.1% year-on-year.

EBITDA reached 12.3 billion pesos in the first three months of 2006—41.8% above last year’s figures—as both the cost of service and the cost of equipment fell relative to the same period a year ago. Strict cost controls allowed Telcel’s EBITDA margin to reach 50.3% in the quarter, its highest level ever. EBITDA margins expanded by more than eight percentage points in a year.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	1Q06	1Q05	Var.%

Revenues	24,376	20,557	18.6%
EBITDA	12,271	8,656	41.8%
%	50.3%	42.1%
EBIT	10,625	7,230	47.0%
%	43.6%	35.2%

Mexico's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	37,587	30,629	22.7%
Postpaid	2,513	1,934	29.9%
Prepaid	35,075	28,695	22.2%
MOU	106	104	2.1%
ARPU (Constant Mex$)	186	193	-3.6%
Churn (%)	3.2%	3.1%	0.1

Argentina, Paraguay & Uruguay

The combined subscriber base for CTI Móvil reached 7.8 million at the end of the first quarter, 87.9% year-on-year and 11.3% quarter-over-quarter. Net additions in the first quarter of 2006 exceeded those registered in the same period of 2005 by 41.2% .

Revenues rose 66.5% year-on-year to 964 million Argentinean pesos on the back of strong service revenue growth (67.3%yoy) . Sequentially, service revenues grew 8.4% .

EBITDA jumped to 207 million Argentinean pesos in the first quarter, 3.5 times more than a year before. CTI’s EBITDA margin reached 21.5% of revenues, more than doubling the one seen in the same period of 2005, as revenue growth outpaced that of subscriber acquisition costs.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$

	1Q06	1Q05	Var. %

Revenues	964	579	66.5%
EBITDA	207	59	250.3%
%	21.5%	10.2%
EBIT	141	36	288.6%
%	14.7%	6.3%

Argentina, Paraguay & Uruguay Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	7,754	4,126	87.9%
Postpaid	821	711	15.5%
Prepaid	6,933	3,415	103.0%
MOU	139	158	-12.3%
ARPU (ARG)	36	41	-12.1%
Churn (%)	1.9%	2.7%	-0.8

*Annual comparisons affected by the incorporation of CTI Paraguay in August 2005 and CTI Uruguay in 2004.

Chile

Smartcom’s net additions amounted to 58 thousand in the first quarter of 2006 as the overall subscriber base reached 1.9 million customers. Yearly subscriber growth was upwards of 20.0% .

Revenues for the first three months of 2006 totaled 42.7 billion Chilean pesos. EBITDA for the same period reached 7.4 billion Chilean pesos and accounted for 17.3% of total revenues, representing a margin expansion of 520 basis points in a single quarter. Blended ARPUs remained flat sequentially.

We continue with the roll-out of our GSM network, which can make use of the spectrum licenses that we hold on both the 1900 MHz and 800 MHz bandwiths.

INCOME STATEMENT
Chile
Millions of P$

1Q06

Revenues	42,730
EBITDA	7,402
%	17.3%
EBIT	1,171
%	2.7%

Chile's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	1,942	1,602	21.3%
Postpaid	276	243	13.3%
Prepaid	1,666	1,358	22.7%
MOU	126	127	-0.3%
ARPU (CHL)	6,765	7,147	-5.3%
Churn (%)	2.0%	1.8%	0.2

Brazil

Claro’s subscriber base grew 36.1% year-on-year to nearly 20 million clients in March of 2006. During the first quarter, net additions for our operations in Brazil totaled 787 thousand, 24.0% more than last year’s.

Total revenues grew 7.2% year-on-year in the first quarter of 2006, to 1.5 billion reais, driven by service-revenues which increased by 19.2% .

Operating efficiencies and cost controls allowed Claro’s EBITDA margin in the first quarter of 2006 to climb nine percentage points relative to the same period a year before, and 20 percentage points in comparison to the previous quarter, to reach 15.6% of revenues. EBITDA for the period amounted to 233 million reais.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	1Q06	1Q05	Var.%

Revenues	1,497	1,396	7.2%
EBITDA	233	91	155.2%
%	15.6%	6.5%
EBIT	-161	-257	37.4%
%	-10.8%	-18.4%

Brazil's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	19,446	14,292	36.1%
Postpaid	3,197	2,585	23.7%
Prepaid	16,248	11,707	38.8%
MOU	68	86	-20.8%
ARPU (R$)	23	26	-12.4%
Churn (%)	2.3%	2.6%	-0.3

Colombia

With nearly 16 million at the end of March, our subscriber base in Colombia was the fastest-growing one in absolute terms among those of our subsidiaries. It expanded by 2.1 million clients in the first quarter of this year.

First quarter revenues were up 61.0% year-on-year to reach 1.0 trillion Colombian pesos, with service revenues growing by 69.2% relative to the previous year. On a sequential basis, total revenues grew 6.1% due to strong service revenue expansion (10.3%) .

Comcel’s EBITDA doubled relative to the previous year to reach 284 billion Colombian pesos. Margins expanded by 5.60 percentage points to 27.4% of revenues. In comparison to the fourth quarter of 2005, EBITDA increased by 24.9% and margins expanded by 4.1 percentage points.

INCOME STATEMENT
Colombia
Billion of COP$

	1Q06	1Q05	Var. %

Revenues	1,037	644	61.0%
EBITDA	284	140	102.3%
%	27.4%	21.8%
EBIT	147	42	249.0%
%	14.2%	6.5%

Colombia's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	15,879	7,022	126.1%
Postpaid	2,317	1,559	48.7%
Prepaid	13,561	5,464	148.2%
MOU	107	131	-18.3%
ARPU (COP$)	20,205	27,425	-26.3%
Churn (%)	1.2%	1.5%	-0.4

Ecuador

Conecel added 400 thousand clients in the first quarter, bringing its subscriber base to 4.5 million at the end of March. This represented an increase of 9.8% in the quarter and 70.7% year-on-year.

Revenues totaled 169 million dollars in the first quarter of 2006, 40.2% more than in the previous year. Equipment revenues were the most dynamic component, as Conecel’s net additions for the period exceed last year’s by 29.0%, but service revenues rose nearly as fast as total revenues. EBITDA for the period totaled 40 million dollars—up 4.0% from last year—and margins reached 23.5% of revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	1Q06	1Q05	Var.%

Revenues	169	121	40.2%
EBITDA	40	38	4.0%
%	23.5%	31.7%
EBIT	24	25	-4.6%
%	14.1%	20.6%

Ecuador's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	4,500	2,636	70.7%
Postpaid	458	232	96.9%
Prepaid	4,042	2,404	68.2%
MOU	43	48	-11.6%
ARPU (US$)	9.55	12	-20.7%
Churn (%)	3.0%	2.6%	0.4

Peru

Our subscriber base in Peru ended March at 2.2 million, having increased by 261 thousand clients in the quarter, 49.4% more than a year before. Relative to the previous quarter, the base increased by 13.4%; in annual terms, it was up 73.2% .

In the first three months of 2006, Claro Peru’s revenues reached 295 million soles.Falling subscriber acquisitions costs, stemming from fewer net additions in the first quarter, led to a strong sequential EBITDA expansion of 8.9% . EBITDA amounted to 94 million soles and was equivalent to 31.8% of revenues.

INCOME STATEMENT
Peru
Millions of Soles

1Q06

Revenues	295
EBITDA	94
%	31.8%
EBIT	48
%	16.2%

Peru's Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	2,211	1,277	73.2%
Postpaid	247	177	39.7%
Prepaid	1,964	1,100	78.6%
MOU	69	75	-7.6%
ARPU (Sol)	39	50	-21.6%
Churn (%)	2.8%	1.2%	1.6

Central America

The wireless subscriber base in Central America expanded by 57.5% year-on-year, to 4.4 million clients. Net additions totaled 432 thousand in the quarter, 41.4% more than in the same period a year before. Subscriber growth was particularly noteworthy in Honduras and Nicaragua, as the former doubled its subscriber base and the latter increased it by 70% in the period. Including fixed-lines, which now exceed 2.0 million in the region, América Móvil managed 6.4 million lines in Central America.

Consolidated revenues in the region grew 14.6% annually to reach 360 million dollars in the first quarter of 2006. EBITDA totaled 186 million dollars though March, 12.0% above the one seen the year before and 2.6% higher than that of the previous quarter. The EBITDA margin reached 51.7% of total revenues.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	1Q06	1Q05	Var.%

Revenues	360	314	14.6%
EBITDA	186	166	12.0%
%	51.7%	52.9%
EBIT	128	107	20.0%
%	35.7%	34.2%

Central America's Operating Data (1)

	1Q06	1Q05	Var. %

Wireless Subscribers (thousands)	4,382	2,783	57.5%
Postpaid	311	244	27.8%
Prepaid	4,070	2,539	60.3%
Fixed Lines (thousands)	2,023	1,925	5.1%

Total Lines (Wireless + Fixed, 000's)	6,405	4,708	36.1%
MOU(2)	156	162	-3.8%
ARPU (US$) (2)	12	14	-10.2%
Churn (%) (2)	0.8%	1.2%	-0.4

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. Historical data previously calculated on a weighted average basis has been made to conform to the new standard. (2) Wireless data only

United States

Tracfone’s subscriber base reached nearly 7.0 million in March after adding 767 thousand additional subscribers in the first quarter, 67.8% more than a year before.

Total revenues picked-up 33.6% relative to the same period last year and reached 309 million dollars. Relative to the previous quarter, service revenues increased by 14.4% sequentially helping bring about an expansion of 12.4% of total revenues.

EBITDA was breakeven in the first quarter in light of the strong subscriber expansion observed in the period. Compared to the previous quarter, when subscriber growth began to accelerate, the EBITDA margin improved by 9.2 percentage points.

INCOME STATEMENT
United States
Millions of US$

	1Q06	1Q05	Var.%

Revenues	309	231	33.6%
EBITDA	0	38	-100.3%
%	0.0%	16.6%
EBIT	-5	34	-114.4%
%	-1.6%	14.8%

United States' Operating Data

	1Q06	1Q05	Var. %

Subscribers (thousands)	6,902	4,851	42.3%
MOU	65	63	2.3%
ARPU, Net (US$)*	13	14	-5.9%
Churn (%)	4.1%	3.8%	0.3

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	1Q06	1Q05	Var.%

Mexico
EoP	10.95	11.29	-3.0%
Average	10.63	11.23	-5.4%

Brazil
EoP	2.17	2.67	-18.5%
Average	2.17	2.63	-17.3%

Argentina
EoP	3.08	2.92	5.7%
Average	3.07	2.93	5.1%

Chile
EoP	526	585.93	-10.2%
Average	523	525.96	-0.6%

Colombia
EoP	2,290	2,376	-3.6%
Average	2,268	2,356	-3.8%

Guatemala
EoP	7.61	7.59	0.3%
Average	7.61	7.68	-0.9%

Honduras
EoP	19.03	19.07	-0.2%
Average	19.03	19.00	0.2%

Nicaragua
EoP	17.35	16.53	5.0%
Average	17.28	16.46	5.0%

Peru
EoP	3.35	3.26	2.7%
Average	3.31	3.39	-2.4%

Paraguay
EoP	6,010	6,310	-4.8%
Average	6,072	6,128	-0.9%

Uruguay
EoP	24.20	25.55	-5.3%
Average	24.22	25.24	-4.0%

Legal Disclaimer

América Móvil, S.A. de C.V. (the "Company") quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer